RSE ARCHIVE, LLC

250 Lafayette Street, 3rd Floor

New York, NY 10012

October 09, 2019

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn. Mara Ransom, Assistant Director

Re:RSE Archive, LLC
Offering Statement on Form 1-A
Filed August 13, 2019
File No. 024-11057

Ladies and Gentlemen:

We respectfully request that the above referenced Offering Statement on Form 1-A for RSE Archive, LLC, a Delaware limited liability company, be declared qualified by the Securities and Exchange Commission before 11:00 AM Eastern Time on Friday, October 11, 2019, or as soon thereafter as practicable.

Very truly yours,

/s/ Christopher Bruno

President of RSE Markets, Inc.,

the Managing Member of RSE Archive, LLC

cc:

Scott Anderegg, Esq.

Max Niederste-Ostholt, Chief Financial Officer, RSE Markets, Inc.

Dean Colucci, Esq.